



Steven M. Ayer, CIMA®, AIF® · 3rd

Managing Director, Partner @ Hightower, Strata Wealth Partners.
Author, Chairman-FC Development, Organic Veggie Farmer

Norwich, Connecticut, United States · **Contact info**

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Strata Wealth Partners at Hightower

Southern Connecticut State University

Providing services
Business Consulting, Financial Advisory, Financial Analysis, Wealth Management, Retirement Planning, Fi... ›

Featured

Hightower Westchester Advantage
HighTower Westchester

"We are holistic fiduciaries providing unbiased advice that allows our clients to build a legacy through financial success and integrity." - The HighTower Westchester Team

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Experience

Managing Director, CIMA, AIF
Strata Wealth Partners at Hightower
Feb 2010 – Present · 11 yrs 4 mos

Steven is a Managing Director and Partner of Strata Wealth Partners at Hightower Advisors, LLC, a premier Registered Investment Advisor. Mr. Ayer is an Accredited Investment Fiduciary (AIF), an outside course of study from the Center for Fiduciary Studies. Steven is also a Certified Investment Management Analyst (CIMA) from the Investment Management Consultants Association (IMCA), in association with the Wharton School of Business. Mr. Ayer is the author of Choosing Simplicity, a book meant to help readers make decisions in accordance with their priorities, which was published in early 2011. Steven is also Chairman of the Board at FC Development, Corp, helping The Farmers Cow Calfe & Creamery b ...see more

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Chairman Of The Board
FC Development Corporation · Part-time
Oct 2019 – Present · 1 yr 8 mos
Norwich, Connecticut, United States

Organic Vegetable Farmer

Ayer Farm
Apr 2017 – Present · 4 yrs 2 mos
Franklin, CT

Recognized as one of the oldest family farms in Connecticut, Ayer Farm has been a staple in the community since 1665, when our ancestor John Ayer founded the town of Franklin, CT. Although the focus of production at the farm has changed over the years (dairy, corn, horses, etc...), the emphasis on quality and excellence will always remain. We are excited t(...see more

 Ayer Farm



Host - Global Currency Watch
VoiceAmerica Talk Radio - WTR, LLC
Jul 2011 – Nov 2012 · 1 yr 5 mos
www.globalcurrencywatch.com

My show was dedicated to monitoring the ongoing global sovereign debt crisis with the high probability that it will eventually bring an end to the US Dollar's Worlds Reserve Currency status. Now, you can check out my blog at www.globalcurrencywatch.com



Senior Investment Management Specialist, CIMA
Morgan Stanley Smith Barney

Jan 2001 – Feb 2010 · 9 yrs 2 mos
Purchase, NY

I worked with many clients on helping them achieve their financial goals. I also became a partner with Strata Wealth Management in 2004 who later became Hightower Westchester.

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Education



Southern Connecticut State University
Bachelor, Finance, Economics
1990 – 1994
Activities and Societies: Was a member of the Football team.

Wharton Business School - CIMA@ designation

Oak Creek High School
high school, general education
1986 – 1989
Activities and Societies: I was the captain of my football, wrestling, and track teams in High School.

I participated in sports while attending Oak Creek HSl and was Captain of my football, wrestling, and track teams.

Licenses & certifications



AIF (Accredited Fiduciary)
fi360
Issued Aug 2007 · No Expiration Date

See credential

CIMA
Investment Management Consultants Association
Issued Feb 2006 · No Expiration Date
Credential ID 105163

See credential

Volunteer experience

Help Create Awareness

The Last Green Valley

Jan 2014 – Present · 7 yrs 5 mos

Environment

My family has a farm situated inside The Last Green Valley (www.tlgv.org), so the mission of the Valley is near and dear to my heart. That is to preserve the undeveloped land in the region, make people aware of it's beauty, and all of the events that the area offers.



